

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2011

<u>Via E-mail</u>
J. Barry Watts
Chief Executive Officer
James River Holdings Corp.
2847 South Ingram Mill – Suite B100
Springfield, MO 65804

> **Re: James River Holdings Corp.**
> **Registration Statement on Form S-11**
> **Filed September 13, 2011**
> **File No. 333-176809**

Dear Mr. Watts:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 33-6932 (April 28, 1992).

Your disclosure indicates that you are a development stage company with the principal business objective of managing and owning real estate properties. However, your disclosure shows that you had no assets as of June 30, 2011, other than cash of $4,000, no revenues, no operations and no contracts regarding the company's proposed business. In addition, the costs of this offering are $23,825.00. It is uncertain from your disclosure whether the company will be able to implement a business plan based on the amount of its current cash position. Furthermore, the company lacks a specific plan of operations for the next twelve months. Lastly, we note your disclosure on page F-7, which states that the company intends to serve as a vehicle to effect an asset acquisition, merger, exchange of capital stock or other business combination with a domestic or foreign business.

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan. Please refer to Item 101(a)(2) of Regulation S-K. We offer the following comments to help you revise your disclosure.

2.   Your disclosure indicates that you intend to form a community bank, and, although you intend to acquire properties, you disclose that you may "flip" properties. In light of this, your registration on Form S-11 may not be appropriate. Please explain to us why you believe you meet the eligibility requirements under General Instruction A to Form S-11 or, alternatively, choose an appropriate form for your registration statement.

Cover Page of Registration Statement

3.   We note you provide the prospectus subject to completion legend on the cover page of the registration statement. Please refer to Item 501(b)(10) of Regulation S-K and move the subject to completion legend to the prospectus cover page.

4.   We note that you provide four footnotes to the Calculation of Registration Fee Table. Please revise your Table to include the corresponding references to the footnotes.

Prospectus Cover Page

5.   We note you indicate that the total cash proceeds if all shares are sold will be $500,000. We further note you indicate in the Calculation of Registration Fee Table on page 2, and throughout the document, that the total proceeds if all shares are sold will be $450,000. Please revise to reconcile.

6.   We note you indicate on the prospectus cover page that this prospectus will permit your officer and/or director to sell the shares. We further note you indicate on page 23 that you will sell the shares through your officers and directors. Please revise your disclosure throughout the registration statement to identify which of your officers or directors will sell the shares.

Prospectus Summary, page 5

7.   We note your disclosure in the Description of Business section on page 27 regarding the investments you intend to make. Please revise your Prospectus Summary section to describe the type of investments you intend to make and the time-frame(s) for making such investments.

Financial Summary, page 7

8.   Please ensure that the balance sheet amounts as of June 30, 2011 agree to your financial statements. It appears that your total shareholder's equity as of June 30, 2011 was $4,000.

Risk Factors, page 7

We will require additional financing in order to implement our business plan…, page 9

9.   Please revise to quantify this amount of additional financing you will need in order to implement your business plan. Also, disclose whether or not you have secured such financing. Please make these same revisions to the Summary section on page 5.

Our offering price is arbitrary and bears no relationship to our assets, earnings…, page 9

10.   You indicate that there can be no assurance that the offering price bears any relation to the current fair market value of the common stock. Please revise to clarify that there is no current market for your common stock.

Our cash flow from real estate investment may become insufficient to pay…dividends..., page 10

Failure to generate revenue may reduce distributions to stockholders, page 10

11.   You indicate on page 39 that you will not pay dividends in the foreseeable future. Please revise your risk factors (including headings) to indicate that you will not pay dividends in the foreseeable future.

When we do acquire properties, such properties may not be diversified, page 12

12.   You indicate in this risk factor that even if you sell 1,500,000 shares of common stock for $450,000 (i.e., the maximum amount), your properties may not be well diversified. Please revise to disclose the amount, assuming you do sell the maximum amount of the offering, that would actually be used for the purchase of properties. We note your related disclosure on page 17. In addition, please revise to provide greater detail as to the diversification of properties, both geographically and by the type of properties. We note your disclosure on page 18, which indicates that your focus will be on investing in single family homes in Christian County, MO.

Use of Proceeds, page 17

13.   You indicate that the net proceeds from the sale of shares of common stock are estimated to be approximately $426,175. Please revise your disclosure to clarify how you arrived at this amount.

14.   Please revise your Use of Proceeds Table to clearly disclose the amount of money you expect to be able to put towards the purchase of properties, assuming the different percentages of the offering sold.

15.   You indicate in footnote 2 to the Use of Proceeds Table that you expect debt service to not exceed 8% per annum based on Toronto Dominion Bank and Bank of Americas' current rates. Please revise to indicate whether you have secured any financing agreement with these banks and file any such agreements as exhibits. If not, please remove or tell us why these references are applicable.

16.   You indicate on page 18 that your focus will be on homes in the Christian County, MO area. However, you indicate on page 37 that you will seek out homes primarily in Greene County, MO. Please revise for consistency throughout the document.

17.   We note you intend to purchase rehabilitated houses from your CEO's entity Harry Buys Houses, LLC. Tell us whether you have identified any properties or businesses to acquire and determined that such acquisitions are probable. If so, please provide audited financial statements of the properties or businesses to be acquired pursuant to either Rule 3-14 or Rule 3-05 of Regulation S-X and pro forma financial statements.

18.   We note your disclosure here that you intend to form a community bank. Please confirm for us that you intend to form a community bank in addition to acquiring single family homes. To the extent you do intend to form a community bank, explain to us how you have complied with the various disclosure rules and regulations applicable to a bank holding company.

19.   Please explicitly note within footnote (1) to the table whether your CEO and sole shareholder will request reimbursement of offering expenses paid on behalf of the company. We note disclosures elsewhere that you "may reimburse them [officers and directors] for expenses incurred in connection with the offer and sale of shares," and that you also deduct offering expenses from net proceeds generated when calculating dilution to new investors.

Determination of Offering Price, page 19

20.   We note you indicate factors considered in determining the initial public offering price of the shares. We further note you indicate on pages 5, 9 and 23 that the initial public offering price of the shares was arbitrarily determined. Please revise the document as appropriate for consistency.

Dilution, page 19

21.   Please confirm for us that your offering costs are fixed and do not vary based on the level of gross proceeds received from the offering. It appears that you have used the same amount of offering costs to calculate the percentage dilution under each scenario in this section.

Director, Executive Officers, Promoters and Control Persons, page 24

22.   Please revise your disclosure to describe the principal occupations and employment during the past five years of each officer and director. Please revise to include the name and principal business of any corporation or other organization in which such occupations and employment were carried on and whether such corporation or organization is an affiliate of the registrant. Please refer to Item 401(e) of Regulation S-K.

23.   We note you indicate on page 29 that Mr. Watts has experience as a commercial lender. Please revise your disclosure in this section to describe Mr. Watts' experience as a commercial lender. In addition, we note you indicate on page 31 that your officers and directors have "significant experience in real estate development." Please revise your disclosure in this section to describe this experience or remove this statement.

24.   Please revise your disclosure to state the term of office of each officer and director and the period during which they have served in each position. Please refer to Item 401(a) and (b) of Regulation S-K.

25.   We note your discussion of the various entities in which Mr. Watts owns interests. Please expand your disclosure to more fully describe Mr. Watts' interests in each of these entities.

Security Ownership of Certain Beneficial Owners and Management, page 25

26.   Please revise to provide your Security Ownership of Certain Beneficial Owners and Management Table in the tabular format provided in Item 403 of Regulation S-K.

27.   We note you indicate that J. Barry Watts will own 15.38% of the shares after the offering and that all directors, officers and principal stockholders as a group will own 76.92% of the shares after the offering. Since Mr. Watts currently owns all the outstanding shares, explain who will hold the remaining 61.54% after the offering. Please also reconcile this with your disclosure on page 5, which states that if all the shares under this offering are sold, the subscribers will own 13% of the outstanding shares and Mr. Watts will own the remaining 86%. Please also revise to clarify who will own the remaining 1%.

Tax Treatment of Registrant and Its Subsidiaries, page 25

28.   You indicate in this section that you are a real estate company with real estate assets. We note you do not own any real estate assets. Please revise.

Description of Securities, page 26

29.   We note you indicate on page 26 that 5,000,000 common shares were outstanding as of
       the date of this prospectus. We further note you indicate on page 5 that you currently
       have 10,000,000 shares outstanding. In addition, we note you indicate on page 26 that
       upon the sale of the 1,500,000 shares offered you will have outstanding 10,000,000
       shares of common stock. Please revise throughout for consistency.

Interest of Names Experts and Counsel, page 27

30.   You indicate that Jillian Sidoti will be issued 35,000 shares in exchange for services
       related to the registration statement. Please revise your disclosure to describe in greater
       detail the services provided or to be provided.

Description of Business, page 27

Quick Turnover Properties, page 28

31.   You indicate that the Company has access to 63 acres of single family properties with a
       total of 165 single family residences under development, as well as your similar
       disclosure in footnote 5 to the Use of Proceeds Table on page 17, which states that the
       Company has access to 165 homes currently under development. Please expand your
       disclosure to explain what you mean by "ha[ving] access."

Planned Operations, page 30

32.   Please expand to discuss in greater detail your company's plan of operations for the next
       12 months and whether your company has sufficient funds to support operations for the
       next 12 months. Please provide details of your specific plan of operations, including
       detailed milestones, the anticipated time frame for beginning and completing each
       milestone, the estimated expenses associated with each milestone and the expected
       sources of such funding. Please explain how the company intends to meet each of the
       milestones if it cannot receive funding.

Marketing Plan, page 31

33.   Please disclose the percentage of cash flow from properties you will pay your
       management company.

Conflicts of Interest, page 31

34.   Please revise your disclosure to specifically identify the companies listed in this section
       that will complete with James River Holdings Corporation. Please also consider adding a
       related risk factor.

35.   You indicate on page 33 that Mr. Watts may not purchase, sell, pledge, or place under contract any property that fits the investment policies of the Company without first allowing the Company first right of refusal on such property. However, you indicate on page 36 that Mr. Watts will be the sole decision maker when it comes to determining which properties the Company will acquire. Please explain what benefit, if any, is afforded to the company by this right of first refusal. Please consider adding relevant risk factor disclosure.

Management's Discussion and Analysis of Financial condition, page 34

Background Overview, page 34

36.   We note that the website address that you provide does not exist. Please revise or advise.

Liquidity and Capital Resources, page 35

37.   We note that, although you currently do not have any lending relationships in place, you anticipate incurring mortgage indebtedness and other borrowings. To the extent that any relevant terms of such borrowings entered into prior to effectiveness are known, although not finalized, please provide such material terms including amounts available, related interest rates, maturity dates, collateral requirements (if any), and any other material terms.

Executive Compensation, page 40

38.   We note you indicate on page 37 that Mr. Watts received 10,000,000 shares of common stock, at a price of $0.001 per share in exchange for his services as founder of James River Holdings. Please include this payment in your Summary Compensation Table, as well as in your narrative discussion, or tell us why it is not appropriate.

Board of Advisors, page 41

39.   Please revise your disclosure to explain the role of your Board of Advisors.

Balance Sheets, page F-2

40.   Please update the heading of your balance sheet to indicate that such financial statement is audited or tell us why it is appropriately labeled as unaudited.

Note 1. Organization and Description of Business, page F-7

41.   We note your disclosure that the company intends to serve as a vehicle to effect an asset acquisition, merger, exchange of capital stock or other business combination with a domestic or foreign business. This seems to contradict disclosure elsewhere in your document that you intend to invest in single family homes. Additionally, we note disclosure in the use of proceeds section of your filing that you intend to form a community bank. Please revise your disclosure here and throughout your document to provide a clear and consistent description of the company's business.

Other Expenses of Issuance and Distribution, page 45

42.   We note you indicate that the SEC registration fee is $25, legal fees and expenses are $20,000 and accounting fees and expenses are $3,500. We further note you indicate in the Calculation of Registration Fee Table on page 2 that the registration fee is $52.25. In addition, we note that in the Use of Proceeds Table on page 17 you indicate that accounting fees are $1,500 and legal fees are $16,000. Please revise for consistency or explain.

Exhibits Index, page 46

43.   We note you indicate that you filed exhibit 10.1, Promissory Notes with Shareholders, with this registration statement. We further note that this exhibit was not filed with this registration statement. Please file this exhibit.

44.   It appears that exhibit 3.1 is filed in an image format. Please re-file this exhibit in either html, ASCII, or PDF format. Please refer to the EDGAR Filer Manual, located at http://www.sec.gov/info/edgar.shtml.

Signatures, page 49

45.   We note you indicate on page 5 that you have three members on your board of directors. Please note that a majority of the board must sign the registration statement. Please refer to Instruction 1 to Signatures on Form S-11 and revise.

46.   Please identify your controller or principal accounting officer. Please refer to Instruction 1 to Signatures on Form S-11 and revise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Robert Telewicz, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Attorney-Adviser, at (202) 551-3758 or me at (202) 551-3402 with any other questions.

Sincerely,

/s/ Angela McHale

Angela McHale
Attorney-Adviser